Exhibit 21.1

TIENS BIOTECH GROUP (USA), INC.
SUBSIDIARIES

COMPANY	COUNTRY OF INCORPORATION
Tianshi International Holdings Group Ltd.	British Virgin Islands
Tianjin Tianshi Biological Development Co., Ltd.	China
Tiens Yihai Co., Ltd.	China
Tianjin Tiens Life Resources Co., Ltd.	China